FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 29, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

August 29, 2006

                                                                     On August 29, 2006 OAO Tatneft issued the following press-release:

OAO Tatneft comments on withdrawal of its credit rating by Standard & Poor's

29 August 2006

On 25 August 2006  Standard & Poor's (S&P)  announced the  withdrawal  of the credit rating of OAO Tatneft (A-) in connection  with, in the opinion of S&P, a continuing  lack of  information.  OAO Tatneft is surprised at S&P's decision and believes that the withdrawal of its credit  rating is not  justified,  given its  recent  increased  financial  disclosure,  actions  taken and  commitment  to ongoing transparency.  However, the company underlines that it respects S&P's policy in taking decisions with respect to credit ratings.

The press-release  regarding  withdrawal of the company's credit rating distributed by S&P says that "the rating withdrawal  reflects a lack of information  on the company's  consolidated  financial  position and its strategy".  The S&P statement  further says:  "for the third year in  succession  Tatneft has  substantially  delayed  publishing  its audited U.S. GAAP  accounts,  which have been much more belated  compared  with those of local peers.  The 2004  accounts  were  published in June 2006,  and the 2005  financials  are not yet available.  The nature of relationships  with the government of the Republic of Tatarstan  (BB-/Stable/-)  and other related parties is further unclear and there is a lack of clarity  regarding  financing of the major  Nizhnekamsk  refinery project (for a total estimated cost of $4.8 billion)".

On 26 June 2006 OAO Tatneft published  consolidated  financial statements of Tatneft Group for 2004 prepared in accordance with US GAAP with an unqualified  auditor's report on these financial  statements (as a part of the annual report on Form 20-F for 2004), as well as unaudited US GAAP  financial  statements  of Tatneft  Group for the first half of 2005.  In addition,  the company,  on a  confidential basis,  provided S&P with draft US GAAP financial  statements of Tatneft Group for 2005, as well as explanations  to these  statements.
OAO Tatneft  recognizes and agrees with S&P's statement that "the rating  withdrawal does not necessarily  indicate a deterioration  of the company's credit quality",  particularly  given the increased cash and profit  generation of the company and improved  liquidity of the Group and its financial strength.

The company has regularly provided S&P with information on OAO Tatneft's financial  position.  Information about the financial position
(under Russian Accounting Rules or RAR) of OAO  Nizhnekamskshina,  the largest subsidiary of the company, is regularly published by the former in its issuer's quarterly  reports.  Therefore,  the company believes that S&P has a good deal of current  information about OAO
Tatneft's consolidated financial position.

The Company  has indeed  delayed  release of audited  consolidated  financial  statements  of Tatneft  Group for 2005 and filing of its annual report on Form 20-F for 2005 with the U.S.  Securities and Exchange  Commission  because of delays in the preparation of audited
US GAAP financial  statements for 2003 and 2004. The  above-mentioned  delays were primarily  caused by an  investigation  into certain transactions  involving Tatneft Group companies  reflected in the US GAAP consolidated  financial  statements of Tatneft Group for 2003 which was completed  only in beginning of June 2005. The reasons for the  investigation,  and the manner in which it has been resolved, have been  discussed by the company in numerous  press-releases.  The US GAAP  consolidated  financial  statements of Tatneft Group for
2005 are currently being audited by an independent  auditor,  and the company expects the completion of the audit in the fourth quarter of 2005.  OAO Tatneft is planning  to  announce a more  detailed  timetable  for  completion  of the audit of the US GAAP  consolidated financial statements for 2005 in the first half of September 2006.

Annual  reports  of the  company  (including  on Form 20-F)  clearly  define the  strategic  goals of the  company  which  include,  in particular,  maintaining oil production levels at existing oil fields;  increasing the resource base, including outside of the Republic of Tatarstan;  strengthening  vertical  integration by developing the company's  refining and petrol stations  network;  and compliance with advanced principles of corporate  governance.  OAO Tatneft regularly informs investors and the public in press-releases  about its actions to reach these strategic goals.

For example,  the following steps to improve  corporate  governance have been taken in the last few years:  independent  directors were elected  to the Board of  Directors  of OAO  Tatneft;  the  following  committees  of the Board of  Directors  were  formed and are now operating:  audit committee,  human resources and remuneration  committee,  disclosure  committee and corporate  governance  committee;
department of internal audit was  reorganized;  consolidated  financial  reporting  department  was expanded;  and  communication  with investors and shareholders has been improved.

OAO Tatneft  discloses  information about  transactions with related parties in compliance with regulatory  requirements and applicable accounting  standards.  The company believes that it has provided S&P with  explanations  regarding related party  transactions.  As to the  relationship  with the  Republic of  Tatarstan,  it is built on the basis of mutual  benefit and  observance  of  interests of all shareholders of the company.  The Republic of Tatarstan (through OAO  Svyazinvestneftekhim)  is the largest  shareholder of OAO Tatneft that holding  33.59% of all shares of the company.  "Tatneft is the most  important  company in  Tatarstan.  The Republic of Tatarstan, as the largest  shareholder,  is  interested  more than anyone else in Tatneft's  successful  operations  and that Tatneft  reaches its primary  goal - making  profit" said Rustam N.  Minnikhanov,  the Prime  Minister of the Republic of Tatarstan  and the Chairman of the
Board of Directors of OAO Tatneft  speaking at the meeting of the Board of Directors of the company on 28 August 2006.  In  particular, the  Government of the Republic of Tatarstan  supported  the company in  connection  with the approval of amendments to the Russian Tax
Code related to  differentiation  of oil production tax and granting  financing from the Investment Fund of the Russian  Federation for the construction of infrastructure of the oil refining and petrochemical complex in Nizhnekamsk.

In  connection  with  financing of the oil refining  and  petrochemical  complex in  Nizhnekamsk,  as reported to S&P, ZAO  Nizhnekamsk
Refinery,  together with  financial  advisors of the project,  is developing a structure for the financing of the  construction  of the complex.  As reported  earlier,  a significant  portion of the funds for the construction of the complex is expected to be attracted on a project  finance  basis.  Until this work is completed,  the company  believes that it is not possible to provide S&P with  finalized plans for  financing of the  construction  of the complex.  In  addition,  on 26 June 2006 the  Government  Commission  for  Investment
Projects of National  Importance  approved  co-financing  from the  Investment  Fund of the Russian  Federation  for  construction  and reconstruction  of external  transport  infrastructure  of the oil refining and  petrochemical  complex in Nizhnekamsk in the amount of
RR16.5 billion.  The investment  program of OAO Tatneft  provides for extension in 2006 of RR6.7 billion for financing of works related to the construction of the complex until external financing for the construction is obtained by ZAO Nizhnekamsk Refinery.

As of 30 June 2006,  cash of OAO Tatneft under RAR was RR12.5  billion,  while the long-term and short-term  loans of OAO Tatneft under
RAR as of 30 June 2006 were  RR2.3  billion  and RR1.3  billion,  respectively.  According  to  Evgeny A.  Tikhturov,  Head of  Finance
Department of OAO Tatneft,  the company is currently able to repay all  indebtedness  under its loans and credits upon creditors' first request.  OAO  Tatneft  is  repaying  its debt  under  loans  and  credits  in time in  strict  compliance  with the  terms of the loan agreements.

Long-term and short-term  loans and credits of OAO  Nizhnekamskshina,  the largest  subsidiary of OAO Tatneft,  under RAR as of 30 June
2006 were RR229  million and RR1.8  billion  respectively.  OAO  Tatneft's  net income  under RAR for the first half of 2006 was RR23.4 billion, and OAO Nizhnekamskshina's net income under RAR for the same period was RR68 million.

Forward-looking  statements:  This press-release may contain certain  forward-looking  statements of OAO Tatneft.  OAO Tatneft does not guarantee occurrence of any events mentioned in such statements as well as term of their occurrence.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   August 29, 2006